DAIMLER TRUCKS RETAIL TRUST 2020-1
Investor Report

Collection Period Ended   31-Mar-2021

Amounts in USD

Dates

Collection Period No.	13			
Collection Period (from... to)	1-Mar-2021	31-Mar-2021		
Determination Date	13-Apr-2021			
Record Date	14-Apr-2021			
Distribution Date	15-Apr-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2021	15-Apr-2021	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2021	15-Apr-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	384,000,000.00	143,853,517.22	104,831,419.93	39,022,097.29	101.620045	0.272998
Class A-3 Notes	336,000,000.00	336,000,000.00	336,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	85,405,000.00	85,405,000.00	85,405,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,005,405,000.00**	**565,258,517.22**	**526,236,419.93**	**39,022,097.29**		
Overcollateralization	94,600,605.11	94,600,482.04	94,600,482.04			
Pool Balance	**1,100,005,605.11**	**659,858,999.26**	**620,836,901.97**			

	Amount	Percentage
Initial Overcollateralization Amount	94,600,605.11	8.60%
Target Overcollateralization Amount	94,600,482.04	8.60%
Current Overcollateralization Amount	94,600,482.04	8.60%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.140000%	136,660.84	0.355888	39,158,758.13	101.975933
Class A-3 Notes	1.220000%	341,600.00	1.016667	341,600.00	1.016667
Class A-4 Notes	1.370000%	97,504.04	1.141667	97,504.04	1.141667
Total		**575,764.88**		**39,597,862.17**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	38,175,787.86	(1) Total Servicing Fee	549,882.50
Interest Collections	3,477,138.52	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	396,263.16	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	223,762.61	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount	575,764.88
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	308.80	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**42,273,260.95**	(6) Regular Principal Distributable Amount	39,022,097.29
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**42,273,260.95**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	2,125,516.28
		Total Distribution	**42,273,260.95**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	549,882.50	549,882.50	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	575,764.88	575,764.88	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	136,660.84	136,660.84	0.00
thereof on Class A-3 Notes	341,600.00	341,600.00	0.00
thereof on Class A-4 Notes	97,504.04	97,504.04	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	575,764.88	575,764.88	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	39,022,097.29	39,022,097.29	0.00
Aggregate Principal Distributable Amount	39,022,097.29	39,022,097.29	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,750,014.01
Reserve Fund Amount - Beginning Balance	2,750,014.01
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	23.36
minus Net Investment Earnings	23.36
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,750,014.01
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	23.36
Net Investment Earnings on the Collection Account	285.44
Investment Earnings for the Collection Period	308.80

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,100,005,605.11	7,952
Pool Balance beginning of Collection Period	659,858,999.26	6,097
Principal Collections	24,339,205.81	
Principal Collections attributable to Full Pay-offs	13,836,582.05	
Principal Purchase Amounts	0.00	
Principal Gross Losses	846,309.43	
Pool Balance end of Collection Period	620,836,901.97	5,884
Pool Factor	56.44%	

	As of Cutoff Date	Current
Weighted Average APR	5.51%	5.67%
Weighted Average Number of Remaining Payments	42.36	33.96
Weighted Average Seasoning (months)	14.06	26.15

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	618,536,738.99	5,843	99.63%
31-60 Days Delinquent	1,991,705.60	32	0.32%
61-90 Days Delinquent	234,994.25	6	0.04%
91-120 Days Delinquent	73,463.13	3	0.01%
Total	620,836,901.97	5,884	100.00%

Delinquency Trigger	**9.700%**
60+ Delinquency Receivables to EOP Pool Balance	0.05%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	846,309.43	8	10,798,976.93	135
Principal Net Liquidation Proceeds	396,088.20		4,228,901.91	
Principal Recoveries	210,091.17		2,105,453.37	
Principal Net Loss / (Gain)	240,130.06		4,464,621.65	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.450%
Prior Collection Period	0.280%
Second Prior Collection Period	0.105%
Third Prior Collection Period	0.275%
Four Month Average	0.278%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**0.406%**
Average Net Credit Loss/(Gain)	33,071.27

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.09%	0.04%	0.87%	0.10%	- %	11.94%
2	0.17%	0.07%	0.42%	0.53%	0.10%	8.96%
3	0.24%	0.10%	0.45%	0.17%	0.10%	6.82%
4	0.36%	0.18%	0.12%	0.16%	0.06%	8.14%
5	0.46%	0.22%	0.21%	0.07%	0.11%	9.86%
6	0.53%	0.25%	0.24%	0.09%	0.05%	9.58%
7	0.55%	0.25%	0.22%	0.14%	0.05%	10.31%
8	0.61%	0.26%	0.25%	0.02%	0.14%	10.53%
9	0.74%	0.35%	0.48%	0.05%	0.02%	10.33%
10	0.80%	0.36%	0.46%	0.08%	0.03%	11.60%
11	0.88%	0.37%	0.23%	0.21%	0.01%	11.88%
12	0.90%	0.38%	0.29%	0.03%	0.02%	11.58%
13	0.98%	0.41%	0.32%	0.04%	0.01%	12.62%